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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No.)*


                              Triarc Companies Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class B Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   895927-309
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                                 (CUSIP Number)

                                December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)
          [_]  Rule 13d-(c)
          [_]  Rule 13d-1(d)

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CUSIP No. 895927-309                    13G                    Page 2 of 7 pages
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wilmington Trust Corporation  51-0328154
_______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [X]
       (b)  [_]
_______________________________________________________________________________
3.   SEC USE ONLY

_______________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_______________________________________________________________________________
 NUMBER OF        5.   SOLE VOTING POWER             3,390,220
 SHARES           _____________________________________________________________
 BENEFICIALLY     6.   SHARED VOTING POWER           20
 OWNED BY         _____________________________________________________________
 EACH             7.   SOLE DISPOSITIVE POWER        0
 REPORTING        _____________________________________________________________
 PERSON           8.   SHARED DISPOSITIVE POWER      0
 WITH:
_______________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,390,240
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [_]
                  N/A
_____________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.2%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON

         Parent Holding Company (HC)
______________________________________________________________________________
* SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 895927-309                    13G                    Page 3 of 7 pages
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Wilmington Trust Company  51-0055023
______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [X]
       (b)  [_]
______________________________________________________________________________
3.   SEC USE ONLY

______________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
______________________________________________________________________________
NUMBER OF         5.   SOLE VOTING POWER             3,390,220
SHARES            ____________________________________________________________
BENEFICIALLY      6.   SHARED VOTING POWER           20
OWNED BY          ____________________________________________________________
EACH              7.   SOLE DISPOSITIVE POWER        0
REPORTING         ____________________________________________________________
PERSON            8.   SHARED DISPOSITIVE POWER      0
WITH:
______________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,390,240
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]
            N/A
______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    8.2%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                    BK
______________________________________________________________________________
* SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. 895927-309                    13G                    Page 4 of 7 pages
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Item 1(a).  Name of Issuer:

            Triarc Companies Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            280 Park Avenue
            24th Floor
            New York, NY  10017

Item 2(a).  Name of Person Filing:

            Wilmington Trust Corporation and Wilmington Trust Company

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            1100 North Market Street
            Wilmington, DE  19890

Item 2(c).  Citizenship:

Wilmington Trust Corporation is a Delaware corporation;
Wilmington Trust Company is a Delaware banking corporation.

Item 2(d).  Title of Class of Securities:

            Common Stock Class B

Item 2(e).  CUSIP Number:

         895927-309

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

(a)  [_] Broker or dealer registered under Section 15 of the Exchange Act.

(b)  [X] Bank as defined in Section 3(a)(6) of the Exchange Act.

         Wilmington Trust Company is a direct, wholly-owned subsidiary of Wilmington Trust Corporation.

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CUSIP No. 895927-309                    13G                    Page 5 of 7 pages
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(c)  [_] Insurance  company as defined in Section 3(a)(19) of the Exchange Act.

(d) [_] Investment company registered under Section 8 of the Investment Company Act.

(e)  [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         Wilmington Trust Corporation is a Parent Holding Company.

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  [X] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         Wilmington Trust Corporation and Wilmington Trust Company are a Group.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          Wilmington Trust Corporation:  3,390,220 shares
          Wilmington Trust Company:      3,390,220 shares

     (b)  Percent of class:
          Wilmington Trust Corporation:  8.2%
          Wilmington Trust Company:      8.2%

     (c) Number of shares as to which Wilmington Trust Corporation and Wilmington Trust Company have:

         (i)   Sole power to vote or to direct the vote of 3,390,220 shares
         (ii)  Shared power to vote or to direct the vote of 20 shares
         (iii) Sole power to dispose or to direct the disposition of  0 shares
         (iv)  Shared power to dispose or to direct the disposition of 0 shares

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Wilmington Trust Company:       BK

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CUSIP No. 895927-309                    13G                    Page 6 of 7 pages
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Item 8.  Identification and Classification of Members of the Group.

         Wilmington Trust Corporation:   HC
         Wilmington Trust Company:       BK

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 895927-309                    13G                    Page 7 of 7 pages
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005  WILMINGTON TRUST CORPORATION

                                    By: /s/ Michael A. DiGregorio
                                    -------------------------------
                                    Michael A. DiGregorio
                                    Senior Vice President